

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2013

<u>Via E-mail</u>
Peter Henricsson
Chief Executive Officer and Director
Rocap Marketing, Inc.
7141 East Main Street
Mesa, Arizona 85207

> **Re: Rocap Marketing, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed February 28, 2013**
> **File No. 333-178738**

Dear Mr. Henricsson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Management Discussion and Analysis, page 27</u>

<u>Results of Operations, page 27</u>

1. We note in your response to comment two of our letter dated February 27, 2013 that the Company reasonably and in good faith expects to report income from continuing operations attributable to the registrant before taxes for the fiscal year ended December 31, 2012. Please confirm to us that you expect to report income for the fiscal year ended December 31, 2012 and, if so, tell us why you do not include disclosure of the known trends or events that will have a material impact on your results of operations pursuant to Item 303(a)(3)(ii) of Regulation S-K. In this regard, we note that you have reported net losses for all periods presented in your registration statement and it appears that your expectation to now report income in fiscal 2012 would have been caused by trends or events that require separate MD&A disclosure.

Consolidated Financial Statements, page 37

Financial Statement Updating

2. We note your response to comment two of our letter dated February 27, 2013. Please be advised that pursuant to Rule 8-08(b) of Regulation S-X, you were required to include audited financial statements for the year ended December 31, 2012 in your Form S-1/A6 filed on February 28, 2013. In this regard, you do not report income from continuing operations attributable to the registrant before taxes in either fiscal 2011 or 2010 (page 40) and, therefore, you do not satisfy the requirement of Rule 8-08(b)(3) of Regulation S-X. As such, you are required to update your financial statements in registration statements filed after 45 days but within 90 days of the year ended December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or me at (202) 551-3795 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: George Chachas, Esq.